UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Select Medical Holdings Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
81619Q 105
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81619Q 105

1	NAMES OF REPORTING PERSONS Rocco A. Ortenzio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		6,376,168

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,760,000[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,376,168

WITH:	8	SHARED DISPOSITIVE POWER

		3,760,000[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,136,168[1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 Includes 10,000 shares of common stock owned by the reporting person’s spouse, as to which beneficial ownership is disclaimed.

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:

Select Medical Holdings Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055

Item 2(a).	Name of Person Filing:

Rocco A. Ortenzio

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Select Medical Holdings Corporation 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e)	CUSIP Number:

81619Q 105

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 3 of 5 Pages

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

10,136,168[1]

(b)	Percent of class:

6.3%[1], based upon 159,999,836 shares of common stock outstanding as of January 21, 2010

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

6,376,168

(ii)	Shared power to vote or to direct the vote

3,760,000[1]

(iii)	Sole power to dispose or to direct the disposition of

6,376,168

(iv)	Shared power to dispose or to direct the disposition of

3,760,000[1]
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

1 Includes 10,000 shares of common stock owned by the reporting person’s spouse, as to which beneficial ownership is disclaimed.

Page 4 of 5 Pages

Item 10.	Certifications.

Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2010
Date
/s/ Rocco A. Ortenzio
Signature

Rocco A. Ortenzio
Name/Title

Page 5 of 5 Pages